Exhibit 1.01
Alamo Group Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This is the Conflict Minerals Report (the “Report”) of Alamo Group Inc. (herein referred to as “ALG,” the “Company,” “we,” “us,” or “our”) for calendar year 2013 in accordance with Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to the Rule, Form SD and the 1934 Act for definitions to the terms used in this Report, unless otherwise defined herein.

The Report presented herein is not audited as the Rule provides a temporary accommodation for such an audit for the years 2013 and 2014.

In accordance with the Rule, this Report is available on our website at www.alamo-group.com under “Commitment.”

In July 2010, President Obama signed into law the Wall Street Reform and Consumer Protection Act, also known as the Dodd-Frank Act. On August 22, 2012, the Securities and Exchange Commission adopted a conflict minerals rule (the “Conflict Minerals Rule”) as mandated by Section 1502 of the Dodd-Frank Act. The Conflict Minerals Rule is intended to reduce a significant source of funding from mines controlled by armed groups that are committing human rights abuses (“armed groups”) in the Democratic Republic of the Congo (the “DRC”) and bordering “Covered Countries.” To the extent that “conflict minerals” are necessary to the functionality or production of products that ALG manufactures or contracts to manufacture, we are required to conduct reasonable supply chain diligence to determine whether the conflict minerals originated in mines so controlled in the DRC or Covered Countries. To the extent we are made aware that ALG’s products contain conflict minerals that are necessary to their functionality or production, we are required to make certain disclosures on Form SD, a new SEC form. Additional disclosure obligations are mandated to the extent that the conflict minerals are from controlled mines in the DRC or a Covered Country or we are unable to determine the source of the conflict minerals. Our first report on Form SD must be filed no later than May 31, 2014, and will pertain to calendar year 2013.

“Conflict minerals” are defined in the Conflict Minerals Rule as cassiterite, columbite-tantalite (coltan), gold, wolframite and three specified derivatives: tin; tantalum; and tungsten. In addition to the DRC, the “Covered Countries” are defined in the Conflict Minerals Rule as: (1) Angola; (2) Burundi; (3) Central African Republic; (5) Rwanda; (6) Sudan; (7) Tanzania; (8) Uganda; and (9) Zambia.

Company Overview

This Report has been prepared by the management of Alamo Group Inc. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

The Company is a global leader in the design and manufacture of high quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The Company’s products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts and services.

Products

We reviewed the product offerings of each ALG operating company to determine whether or not any of the finished products sold by the Company incorporated components that might contain elements of gold, tantalum, tin or tungsten. After this review, which involved both procurement and engineering personnel, we determined that truck chassis, agricultural tractors, cabs, bearings, power transmission parts, hydraulic system components, carbide runners used on snow plows and sweeper heads, grey iron castings, electronics and electrical parts were the purchased products that we assemble into our finished products most likely to contain one or more of the elements mentioned above, or some alloy or compound derived therefrom. Substantially all of the products manufactured by ALG include one or more of these purchased products as an integral part of its assembly.

Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform with the framework in The Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

Management Systems

We have adopted a Conflict Minerals Policy, effective January 1, 2013, which is posted on our website at www.alamo-group.com under “Our Commitment.” This policy will be reviewed and updated as needed.

We have established a management system for conflict minerals. Our management system includes a task force led by our Executive Vice President and Chief Financial Officer and a team of subject matter experts from relevant functions, such as purchasing, manufacturing, and quality assurance. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We have also adopted a policy to retain relevant documentation, including in respect of matters relating to conflict minerals.

Identify and Assess Risk in the Supply Chain

ALG is several levels removed from the actual mining of minerals used to produce the materials included in the components we purchase from third parties. ALG does not directly purchase minerals in the Covered Countries. We rely on our direct suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from lower tier suppliers. With our Conflict Minerals Policy, we have established an expectation of our suppliers that they source minerals from socially responsible suppliers, by complying with the Rule and establishing appropriate policies and due diligence programs.

ALG expects its suppliers to source minerals from socially responsible suppliers, and to comply with the Dodd-Frank regulations and provide all necessary declarations. Our suppliers shall determine the source of specified minerals from their supply chains. Suppliers who do not comply with these expectations shall be reviewed by our purchasing departments for future business.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Since our database of suppliers is so large, it is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach is to focus on our largest suppliers first. Direct suppliers were selected based on the volume of business transacted with us, as well as the probability that a supplier’s products might contain conflict minerals, regardless of volume. We began contacting our largest suppliers of products and components which contain conflict minerals and asked each supplier to complete a due diligence survey. To identify smelters used by suppliers of products and components containing conflict minerals, we sent the Alamo Group reporting template tool to identified suppliers and asked them to complete the template and return it to us.

We do not have a direct relationship with conflict minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on the industry to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

ALG's due diligence measures included:

•
Conducting a supply-chain survey with those suppliers described above of materials containing conflict minerals using the template (“Template”) developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability ("EICC”) to identify whether or not the products they supply to ALG contain tantalum, tin, tungsten or gold, and if so, whether or not the supplier can represent such products to be “conflict free.”

•	Analyzing received supplier survey representations about their products and the origins of such products.

The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Due Diligence Results

As a result of the due diligence measures described above, ALG is unable to determine with certainty, the origin of the conflict minerals included in substantially all of its finished products. ALG makes this determination based upon declarations received from several of its suppliers of:

•	bearings and power transmission components;

•	tractors and truck chassis;

•	hydraulic pumps, motors, valves and cylinders; and

•	electrical and electronic components.

We are unable to determine: the origin of the conflict minerals contained in our products or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. Thus, we are unable to determine with absolute certainty the origin of the conflict minerals in our products, and therefore, we cannot exclude the possibility that some may have originated in the Covered Countries and benefited armed groups in a Covered Country.

Steps to Mitigate Risk

We intend to take the following steps to improve due diligence conducted to further mitigate any risk that the conflict minerals in our products could benefit armed groups in a Covered Country. The steps include:

•	increasing the response rate from surveyed suppliers;

•	expanding the scope of the suppliers surveyed; and

•	requesting suppliers not presently able to declare the products sold to ALG to be “conflict free” to participate in a program to obtain a "conflict free" designation.